EXHIBIT 99.1

Alvotech Announces Positive Topline Results from Confirmatory Patient Study for AVT03, a Proposed Biosimilar for Prolia® and Xgeva®

  Positive topline results demonstrate clinical similarity between AVT03 and the reference biologic, Prolia® (denosumab)

  Two additional studies comparing the pharmacokinetics, safety, and tolerability of AVT03 to Prolia and Xgeva, respectively, have also met their primary endpoint

  Alvotech expects to file marketing applications for AVT03 later this year for major global markets

REYKJAVIK, Iceland, July 02, 2024 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO), a global biotech company specialized in the development and manufacture of biosimilar medicines for patients worldwide, announced today positive topline results from a confirmatory patient study for AVT03, a proposed biosimilar to Prolia® (denosumab) and Xgeva® (denosumab). The study met its primary endpoints. The objective of the study is to demonstrate clinical similarity of AVT03 to Prolia in terms of efficacy, safety, immunogenicity, and pharmacokinetics (PK) in postmenopausal women with osteoporosis. The results will be used to support additional indications for AVT03 as a proposed biosimilar to Xgeva, based on extrapolation.

“We are pleased with these results, demonstrating clinical similarity between AVT03 and the reference biologic. In addition, we have now obtained positive topline results from two PK studies, that show equivalent PK, safety, and tolerability of AVT03 compared to Prolia and Xgeva, respectively. These clinical milestones underline the capabilities of our dedicated biosimilar platform and continued diversification of our portfolio. We expect to file marketing applications for AVT03 for major global markets later this year,” said Joseph McClellan, Chief Scientific Officer of Alvotech.

Prolia (denosumab) is indicated for the treatment of osteoporosis in postmenopausal women and for bone loss in adult men and women at increased risk of fracture. Xgeva (denosumab), which is the same biologic in a different presentation, is indicated for prevention of skeletal-related events such as pathological fractures in adults with advanced malignancies involving bone. It is also indicated for the treatment of giant cell tumor in bone.

The confirmatory patient study, AVT03-GL-C01, is a randomized, double-blind, parallel design, repeat dose, two arm, multicenter study comparing the efficacy, safety, immunogenicity, and pharmacokinetic profiles of AVT03 and Prolia in postmenopausal women with osteoporosis. Approximately 532 participants, postmenopausal women 50 years or older diagnosed with osteoporosis, were randomly assigned between the two arms. Each participant receives three doses of either AVT03 or Prolia, at six-month intervals. The study included a re-randomization in the Prolia arm, with participants receiving a third dose of either AVT03 or Prolia. The primary outcome measures were change from baseline in bone mass density (BMD) and a biomarker for bone resorption. The primary endpoints were measured at 6 and 12 months, but all participants will be followed until an end of study visit after 18 months from the initial dose.

The AVT03-GL-P01 study, assessed the PK, safety, and tolerability of AVT03 compared to Prolia in 209 healthy adult participants, and the AVT03-GL-P03 study assessed the PK, safety, and tolerability of AVT03 compared to Xgeva in 208 healthy adult participants. Both studies met their primary endpoints.

About AVT03 (denosumab)
AVT03 is a human monoclonal antibody and a biosimilar candidate to Prolia® and Xgeva® (denosumab). Denosumab targets and binds with high affinity and specificity to the RANK ligand membrane protein, preventing the RANK ligand/RANK interaction from occurring, resulting in reduced osteoclast numbers and function, thereby decreasing bone resorption and cancer-induced bone destruction [1]. AVT03 is an investigational product and has not received regulatory approval in any country. Biosimiliarity has not been established by regulatory authorities and is not claimed.

[1] https://www.pi.amgen.com/-/media/Project/Amgen/Repository/pi-amgen-com/Prolia/prolia_pi.pdf

Use of trademarks
Prolia and Xgeva are registered trademarks of Amgen Inc.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech has launched two biosimilars. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (US, EU), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, VP
alvotech.ir@alvotech.com

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